Exhibit 99.1

DHT Holdings, Inc. reports first quarter 2013 results

HAMILTON, BERMUDA, April 29, 2013 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Financial and operational highlights:
USD mill. (except per share)
	Q1 2013	Q4 2012	Q3 2012	Q2 2012	2012	2011
Net Revenue	12.4	16.9	18.0	23.7	86.4	100.1
EBITDA*	4.2	9.8	7.3	11.0	43.1	52.7
Adjusted Net Income**	(3.1)	0.6	(4.9)	3.5	6.0	14.8
Adjusted EPS**	(0.20)	0.04	(0.32)	0.30	0.39	2.83
Interest bearing debt	203.7	212.7	216.7	219.8	212.7	280.6
Cash	75.5	71.3	72.2	70.9	71.3	42.6
Dividend***	0.02	0.02	0.02	0.24	0.52	3.12
Fleet (dwt)	2,086,315	2,086,315	2,086,315	2,384,602	2,086,315	2,574,304
Spot days****	61.6%	46.3%	41%	27%	31%	13%
Unscheduled off hire****	1.32%	0.06%	0.32%	0.05%	0.19%	0.27%
Scheduled off hire****	0	0	0	2.63%	0.88%	1.90%
*adjusted for impairment charges of $56 million in 2011, $92.5 million in Q3 2012 and $8.0 million in Q4 2012.
** adjusted for loss on sale of vessels in Q1 2012, Q2 2012 and Q1 2013, non-cash impairment charge in 2011, Q3 2012 and Q4 2012 and non-cash swap related items. EPS is calculated assuming all preferred shares issued on May 3, 2012 have been exchanged for common stock and applying the 12:1 reverse stock split which was effective as of close of business on July 16, 2012 retrospectively.
*** per common share. Historical dividend per share adjusted for 12:1 reverse split.
**** as % of total operating days in period.

Highlights of the quarter:

•
EBITDA for the quarter of $4.2 million and net loss for the quarter of $3.1 million ($0.20 per share) after adjusting for loss on sale of vessel of $0.6 million.  As of March 31, 2013 the cash balance was $75.5 equal to $4.90 per share.

•
The Company will pay a dividend of $0.02 per common share and $0.25 per preferred share for the quarter payable on May 23, 2013 for shareholders of record as of May 14, 2013. When determining the dividend our Board has taken into account general business conditions and the continued weak tanker market.

•
In April the Company amended its credit agreement with the Royal Bank of Scotland (“RBS”) whereby the minimum value covenant has been removed in its entirety. Furthermore, the instalments scheduled to commence in 2016 have been changed from a fixed $9.1 million per quarter to a variable amount equal to free cash flow in the prior quarter – capped at $7.5 million per quarter. The next scheduled instalment would at the earliest take place in Q2 2016. In April the Company has made a prepayment of $25 million and has agreed to increase the margin to 1.75%.  The $25 million has been recorded as current portion of long term debt as of March 31, 2013. DHT Maritime's financial obligations under the credit agreement will be guaranteed by DHT Holdings.

•
During the quarter, the Company filed a claim amounting to $51.8 million against the OSG estate in the U.S. Bankruptcy Court. On February 28, 2013 we sold the claim to Citigroup for a purchase price equal to 33.25% of the amount of the claim ultimately allowed by the Bankruptcy Court.  The Company received an initial payment of approximately $6.9 million and will receive a final payment plus interest from Citigroup when the claim is allowed by the Bankruptcy Court. Pending the claim being allowed by the U.S. Bankruptcy Court, the Company has not yet reflected the sale of the claim in its income statement.

•
The VLCC DHT Regal has been sold for $23 million and the vessel was delivered to the buyers on April 29, 2013.  A loss of $0.6 million in connection with the sale has been recorded in the first quarter 2013. The net proceeds from the sale will be used to reduce the outstanding debt under the RBS credit facility and $22.3 million has been recorded as current portion of long term debt as of March 31, 2013.

DHT Management commented: “We made several significant achievements during the quarter.  Despite challenging markets, the company generated $7.4 from operations.  Additionally, the Company monetized its claim against the OSG estate and thereby further increased its cash position.  But even more significant, we have created a clear runway for the company through the renegotiated RBS loan facility. With no minimum value covenant and no installments through 2015 we will enjoy one of the most competitive cash break even levels in the industry.  This, combined with our cash balance, positions us well for the challenges and opportunities ahead”.

First Quarter 2013 Financials
The Company reported net revenues (after subtracting voyage expenses) for the first quarter of 2013 of $12.4 million, compared to revenues of $28.3 million in the first quarter of 2012.  The decline is due to a fleet reduction from 12 to 9 vessels and vessels coming off fixed rate charters.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $7.0 million for the quarter.  Commencing with the third quarter 2012, the Company changed the estimated useful life for the calculation of depreciation from 25 years to 20 years.

G&A for the quarter was $2.2 million and includes non-cash charges related to restricted share agreements for the Company’s management and board of directors.

Net financial expenses were $1.0 million for the quarter.

The Company had a net loss for the quarter of $3.7 million.  Net cash provided by operating activities for the quarter was $7.4 million (after deducting $6.9 mill. received from Citigroup related to the sale of the OSG claim).

With regards to the vessel on charter to a subsidiary of Frontline the charter hire shall be paid at $26,000 per day monthly in advance and the difference between the original charter hire and the amendment, being $6,500 per day shall be paid in arrears. One lump sum payment was made in December 2012 and a second lump sum payment is due at the end of the charter period.  The vessel is expected to be redelivered from the charterer in early May 2013.

At the end of the quarter, our cash balance was $75.5 million.

As a result of amendment to the RBS credit facility and the sale of the DHT Regal, $47.3 million was classified as current portion of long-term debt as of March 31, 2013.

As of March 31, 2013, we had 9,283,688 shares of common stock and 360,994 shares of preferred stock issued and outstanding, respectively.  A total of 8,368 shares of preferred stock were exchanged for common stock during the quarter.  On a fully exchanged basis, the Company has a total of 15,420,586 outstanding common shares as of March 31, 2013. The preferred shares are mandatorily exchangeable into common shares on July 1, 2013.

The Company declared a cash dividend of $0.02 per common share and $0.25 per preferred share for the first quarter payable on May 23, 2013 for shareholders of record as of May 14, 2013. When determining the dividend our Board has taken into account general business conditions and the continued weak tanker market.

EARNINGS CONFERENCE CALL INFORMATION

DHT will host a conference call at 8:00 a.m. EST on Tuesday April 30, 2013, to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 646 254 3366 within the United States, 23500486 within Norway and +44 20 7784 1036 for international callers. The passcode is “DHT”.  A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through May 6, 2013.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 20 3427 0598 for international callers and enter 9745863# as the pass code.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Aframax and Suezmax segments. We operate out of Oslo, Norway, through our wholly owned management company. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a clean corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 29, 2013.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 299-4912 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2013

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands except per share amounts)

ASSETS	Note	March 31, 2013	December 31, 2012
Current assets		Unaudited	Audited
Cash and cash equivalents	8	$75,483	71,303
Accounts receivable		13,089	13,874
Prepaid expenses		229	485
Bunkers		3,421	3,616
Asset held for sale		22,310
Total current assets		$114,532	$89,278

Non-current assets
Vessels	5	280,954	310,023
Other property, plant and equipment		403	458
Total non-current assets		$281,357	$310,481

Total assets		$395,889	$399,759

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		6,391	6,199
Derivative financial instruments	4	-	772
Current portion long term debt	4	47,300	9,000
Deferred income		6,894
Deferred Shipping Revenues		1,178	155
Total current liabilities		$61,764	$16,125

Non-current liabilities
Long term debt	4	155,410	202,637
Total non-current liabilities		$155,410	$202,637

Total liabilities		$217,174	$218,762

Stockholders' equity
Stock	6,7	96	95
Additional paid-in capital	6,7	386,159	386,159
Retained earnings/(deficit)		(209,276)	(205,258)
Reserves		1,736
Total stockholders equity		178,715	180,997

Total liabilities and stockholders' equity		$395,889	$399,759

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT
($ in thousands except per share amounts)

		1Q 2013	1Q 2012
	Note	Jan. 1 - March. 31 2013	Jan. 1 - March. 31 2012
		Unaudited	Unaudited
Shipping revenues		$19,243	28,299

Operating expenses
Voyage expenses		(6,878)
Vessel operating expenses		(5,373)	(6,837)
Charter hire expense		-	(2,379)
Depreciation and amortization	5	(7,003)	(7,009)
Profit /( loss), sale of vessel	5	(591)	(860)
General and administrative expense		(2,179)	(3,181)
Total operating expenses		$(22,024)	(20,266)

Operating income		$(2,781)	8,033

Interest income		67	9
Interest expense		(844)	(1,958)
Fair value gain/(loss) on derivative financial instruments	4	(0)	301
Other Financial income/(expenses)		(174)	(133)
Profit/(loss) before tax		$(3,732)	6,251

Income tax expense
Net income/(loss) after tax		$(3,732)	$6,251
Attributable to the owners of parent		$(3,732)	$6,251

			(Adjusted)*
Basic net income/(loss) per share		(0.24)	1.16
Diluted net income/(loss) per share		(0.24)	1.16

Weighted average number of shares (basic)	5	15,420,315	5,371,596
Weighted average number of shares (diluted)	5	15,420,315	5,371,596

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit / ( loss) for the period		$(3,732)	$6,251
Other comprehensive income:
Reclassification adjustment from previous cash flow hedges	8		369

Total comprehensive income for the period		$(3,732)	6,620

Attributable to the owners of parent		$(3,732)	$6,620

* Adjusted for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
($ in thousands)

		2013	2012
	Note	Jan. 1 - Mar. 31, 2013	Jan. 1 - Mar. 31, 2012
		Unaudited	Unaudited
Cash Flows from Operating Activities:
Net income / ( loss)		$(3,732)	6,251
Items included in net income not affecting cash flows:
Depreciation and amortization	5	7,095	7,096
(Profit) / loss, sale of vessel	5	591	860
Fair value gain/(loss) on derivative financial instruments	5	(771)	(301)
Compensation related to options and restricted stock		1,736	281
Changes in operating assets and liabilities:
Accounts receivable		786	(2,328)
Prepaid expenses		256	(49)
Other long term receivables		-	48
Accounts payable and accrued expenses		192	1,120
Deferred income		6,894
Prepaid charter hire		1,024	(8,225)
Other non-current liabilities		-	(37)
Bunkers		195	(1,103)
Net cash provided by operating activities		$14,267	3,613

Cash Flows from Investing Activities:
Decrease/(increase) in vessel acquisitions deposits
Investment in vessels		(800)	(1,529)
Investment in property, plant and equipment			43
Net cash used in investing activities		$(800)	(1,486)

Cash flows from Financing Activities
Issuance of stock	6,7
Cash dividends paid	7	(286)	(1,934)
Repayment of long-term debt	4	(9,000)	(13,234)
Net cash provided by/(used) in financing activities		$(9,286)	(15,168)

Net increase/(decrease) in cash and cash equivalents		4,181	(13,041)
Cash and cash equivalents at beginning of period		71,303	42,624
Cash and cash equivalents at end of period		$75,483	$29,583

Specification of items included in operating activities:
Interest paid		784	1,919
Interest received		3	9

DHT HOLDINGS, INC.
SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY
($ in thousands except shares)
Unaudited

		Common Stock			Preferred Stock

		Shares	Amount	Paid-in Additional Capital	Shares	Amount		Paid-in Additional Capital	Retained Earnings	Reserves		Cash Flow Hedges	Total equity
Balance at January 1, 2012		5,370,897	$54	$309,314		$			$(102,164)	$		$(756)	$206,448
Net income/(loss) after tax									(94,054)				(94,054)
Other comprehensive income												756	756
Total comprehensive income									(94,054)		-	756	(93,297)
Cash dividends declared and paid	7								(9,040)				(9,040)
Issue of stock	6	2,503,200	25	17,000	442,666		5	58,969					75,999
Exchange of preferred stock		1,246,168	12	9,753	(73,304)		(1)	(9,765)					-
Compensation related to options and restricted stock		20,612		888									888
Balance at December 31, 2012		9,140,877	$91	$336,955	369,362		$4	$49,204	(205,258)		$-	$0	$180,997

		Common Stock			Preferred Stock

		Shares	Amount	Paid-in Additional Capital	Shares	Amount	Paid-in Additional Capital	Retained Earnings	Reserves		Cash Flow Hedges		Total equity
Balance at January 1, 2013		9,140,877	$91	$336,955	369,362	$4	$49,204	(205,258)	$		$		$180,997
Net income/(loss) after tax								(3,732)					(3,732)
Other comprehensive income													-
Total comprehensive income								(3,732)		-		-	(3,732)
Cash dividends declared and paid	7							(286)					(286)
Issue of stock													-
Exchange of preferred stock		142,256	1	1,114	(8,368)		(1,115)						(0)
Compensation related to options and restricted stock		555								1,736			1,736
Balance at March 31, 2013		9,283,688	$92	$338,069	360,994	$4	$48,090	(209,276)		$1,736		$-	$178,715

* Adjusted for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2013

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company’s principal activity is the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on April 29, 2013 and authorized for issue on April 29, 2013.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2012.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IFRS”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2012 audited consolidated financial statements.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2012 but not currently relevant to the group (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

●	Revised IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. Effective January 1, 2011.

●	Classification of rights issues (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after February 1, 2010.

●	IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’, effective July 1, 2010.

●
Prepayments of a minimum funding requirement’ (amendments to IFRIC 14). The amendments correct an unintended  consequence of IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their  interaction’.

●	Annual Improvements project, The improvement project is an annual project that provides a mechanism for making necessary but non urgent amendments in several standards.

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:
As of March 31, 2013, four of the Company’s nine vessels were on charter, pursuant to time charters to different customers for periods up to one year.  The other vessels operate in commercial pools or in the spot market.

Note 4 – Interest bearing debt
As of March 31, 2013, DHT had interest bearing debt totalling $203.7 million, of which $135.2 million is priced at Libor+0.70%, $25.3 million is priced at Libor+0.85%, $18.4 million is priced at Libor+3.00% and $24.8 million is priced at Libor+2.75%. Interest is payable quarterly in arrears. As of December 31, 2012, the Company had one interest rate swap in an amount of $65 million under which DHT pays a fixed rate of 5.95% including margin of 0.85%. The interest rate swap expired on January 18, 2013. From January 1, 2009, the Company has discontinued hedge accounting on a prospective basis. Derivatives are re-measured to their fair value at each balance sheet date. The resulting gain and loss is recognized in profit or loss.

In March 2012 we entered into agreements to amend the credit agreements related to DHT Phoenix and DHT Eagle.  The agreements were amended whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million and $6.9 million (equal to all scheduled installments through 2014), respectively, until and including December 31, 2014: (i)  the Value-to-Loan Ratio will be lowered from 130% to 120%; and (ii) the margin on the loans will be increased by 0.25% to 3.00% and 2.75%, respectively. These two amendments became effective upon the completion of the equity offering in early May at which time the above prepayments were made. These two credit facilities also contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis. DHT covenants that, throughout the term of the credit agreements, DHT on a consolidated basis shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

Scheduled debt repayments (USD million)
	April 1 to June 30, 2013	2013	2014	2015	2016	Thereafter	Total
RBS*	47.3	-	-	-	-	113.3	160.6
DVB	-	-	-	2.4	15.9	-	18.4
DNB	-	-	-	2.5	22.3	-	24.8
Total	47.3	-	-	4.9	38.2	113.3	203.7
Unamortized upfront fees							(1.0)
Total long term debt including current portion							202.7

*Commencing with the second quarter of 2016, instalments under the RBS credit facility is equal to free cash flow during the preceding quarter and capped at $7.5 million.

Note 5 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. The Company has performed an impairment test using the “value in use” method as of March 31, 2013.

In assessing “value in use”, the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations.  Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation.  Utilization, including estimated off-hire time, is based on historical experience. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test did not result in a non-cash impairment charge in the first quarter of 2013. The impairment test has been performed using an estimated weighted average cost of capital of 8.44%.

Commencing with the third quarter of 2012, we have assumed an estimated useful life of 20 years, down from 25 years as the Company believes this is a more reasonable estimate of useful life for its vessels in the current market environment.

Note 6 – Equity Offering
A backstopped equity offering and a concurrent private placement of common stock and preferred stock by the Company closed on May 2, 2012.  DHT issued a total of 30,038,400 shares of common stock with par value of $0.01 per share and 442,666 shares of preferred stock with par value of $0.01 per share for total net proceeds of $76.0 million after expenses amounting to $4.0 million.  Upon effectiveness of the reverse stock split on July 17, 2012, the preferred shares became exchangeable into 7,525,322 shares of common stock on a split-adjusted basis and assuming no further adjustments.  Unless voluntarily exchanged by each shareholder prior to June 30, 2013, the preferred shares will automatically be exchanged for shares of common stock on July 1, 2013.  Assuming the full exchange of all shares of preferred stock into shares of common stock a total of approximately 15.4 million shares of common stock would have been issued and outstanding.

Note 7 – Stockholders equity and dividend payment
At the Company’s 2012 annual general meeting of shareholders, the shareholders voted to authorize the Board to effect a reverse stock split of DHT's common stock, par value of $0.01 per share, at a reverse stock split ratio of 12-for-1 and to amend the articles of incorporation to effect the reverse stock split and adjust the total number of authorized shares of common stock to 30,000,000. The reverse stock split became effective as of close of business on July 16, 2012.

	Common stock	Preferred stock
Issued at March 31, 2013	9,283,688	36,994
Par value	$0.01	$0.01
Numbers of shares authorized for issue at March 31, 2013	30,000,000	1,000,000

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. The common shares outstanding reflect the 12-for-1 reverse split effective as of close of business on July 16, 2012.

Preferred stock:
Terms and rights of preferred shares will be established by the board when or if such shares would be issued. Under the terms of the backstopped equity offering that closed in May 2012, 442,666 shares of Series A Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company.

The Series A Participating Preferred Stock participates with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rate, based on each share of the Series A Participating Preferred Stock being deemed to be equal to, after adjusting for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012, (i) 14.1667 shares of common stock (for periods prior to January 1, 2013) and (ii) 12.5000 shares of common stock (for periods commencing January 1, 2013), in each case subject to further adjustment.

After adjusting for the above mentioned 12-for-1 reverse stock split, one share of issued and outstanding Series A Participating Preferred Stock is deemed equal to 16.6667 shares of common stock (the "Participation Factor"), subject to further adjustment, for purposes of voting rights and determining liquidation preference amounts in certain instances of the Series A Participating Preferred Stock.

Effective July 17, 2012 until June 30, 2013, each holder of Series A Participating Preferred Stock may choose to exchange its shares of Series A Participating Preferred Stock, on an all or nothing basis, for shares of common stock at a 1:17 ratio unless and until the Participation Factor becomes subject to further adjustment. On July 1, 2013, all issued and outstanding shares of Series A Participating Preferred Stock will be mandatorily exchanged into shares of common stock at 1:17 ratio unless and until the Participation Factor becomes subject to further adjustment.

Dividend payment:

Dividend payment as of March 31, 2013:

Payment date:	Total payment	Per common share
February 19, 2013	$0.3 million*	$0.02
Total payment as of March 31, 2013:	$0.3 million	$0.02
*total payment on February 19, 2013 includes $0.28 per preferred share.

Dividend payment as of December 31, 2012:

Payment date:	Total payment	Per common share
November 12, 2012	$0.3 million*	$0.02
August 16, 2012	$3.4 million**	$0.24
May 23, 2012	$3.4 million**	$0.24	***
February 15, 2012	$1.9 million	$0.36	***
Total payment as of December 31, 2012:	$9.0 million	$0.86
*total payment on November 12, 2012 include $0.28 per preferred share.
**total payment on August 16 and May 23, 2012 include $3.40 per preferred share.
***adjusted for the 12-for-1 reverse stock split that became effective as of the close of business on July 16, 2012.

Note 8 – Accounts receivable
A significant part of the accounts receivable as of March 31, 2013 relates to working capital for vessels operating in commercial pools and in the spot market. With regards to the vessel on charter to a subsidiary of Frontline, the charter hire is paid monthly in advance. Subsequent to an amendment to the time charter with Frontline whereas the charter hire shall be paid at $26,000 per day monthly in advance for the remaining period of the charter commencing January 1, 2012, the difference between the original charter hire and the amendment, being $6,500 per day, shall be paid in arrears a with one lump sum payment in December 2012 and a second lump sum payment at the end of the charter period.  The lump sum payable in December 2012 has been paid and the accounts receivable from Frontline was $0.7 million as of March 31, 2013.

Note 9 - Financial risk management, objectives and policies
Note 9 in the 2012 annual report on Form 20F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent Events
On April 29, 2013 the Board approved a dividend of $0.02 per common share and $0.25 per preferred share related to the first quarter 2013 to be paid on May 23, 2013 for shareholders of record as of May 14, 2013.

In April the Company amended its credit agreement with the Royal Bank of Scotland (“RBS”) whereby the minimum value covenant has been removed in its entirety. Furthermore, the instalments scheduled to commence in 2016 have been changed from a fixed $9.1 million per quarter to a variable amount equal to free cash flow in the prior quarter – capped at $7.5 million per quarter. The next scheduled instalment would at the earliest take place in Q2 2016. In April the Company has made a prepayment of $25 million and has agreed to increase the margin to 1.75%.  The $25 million has been recorded as current portion of long term debt as of March 31, 2013. DHT Maritime's financial obligations under the credit agreement will be guaranteed by DHT Holdings.

During the first quarter 2013 we entered into an agreement to sell the DHT Regal for $23.0 million and was delivered to the buyers on April 29, 2013.  As of March 31, 2013, the vessel has been classified as “Asset held for sale”.  A loss of $0.6 million in connection with the sale has been recorded in the first quarter 2013.  The net proceeds from the sale will be used to reduce the outstanding debt under the RBS credit facility and $22.3 million has been recorded as current portion of long term debt as of March 31, 2013.